UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1

                        Under the Securities Act of 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Dave & Buster's, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    23833N104
                                    ---------
                                 (CUSIP Number)


                               Ezra G. Levin, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 13, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                Page 1 of 9 pages

                                  SCHEDULE 13D

CUSIP No. 619429103
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dolphin Limited
    Partnership I, L.P.                                            06-156-7782
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                          (b) |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS WC

-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           921,700
SHARES                     -----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH                       -----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              921,700
WITH                       -----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,700

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           6.9%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
-------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment amends the Schedule 13D, dated March 3, 2003 (the "Schedule 13D"), filed by Dolphin Limited Partnership I, L.P. ("Dolphin"), with respect to the Common Stock, $.01 par value of Dave & Buster's, Inc. (the "Company"). Notwithstanding this Amendment, the Schedule 13D speaks as of its date.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety by the following:

            "All purchases of Common Stock by Dolphin were made in the open market and were funded by working capital. The amount of the funds expended by Dolphin for such purchases was $11,852,397.02 inclusive of commissions and execution related costs."

Item 4.     Purpose of Transaction.
            ----------------------

            Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and restated in its entirety by the following:

            "In June 2003, Dolphin conducted a proxy contest for the election of three independent directors to the board of the Company. These directors were not elected but following the time that Dolphin first announced its intention to conduct the contest, Dolphin believes that the Company introduced governance reforms and made improvements to its operations. Reference is made to the materials filed by Dolphin under Regulation 14A in respect of the proxy contest.

            Dolphin is currently holding the shares of Common Stock to which this Statement relates for investment purposes, but Dolphin continues to review the Company's operating performance and governance initiatives. Depending on market and business conditions, the market price for the Company's common stock and Dolphin's view of the Company's performance and prospects, Dolphin may sell or acquire additional shares of Common Stock. Dolphin may also engage in option transactions with respect to the Common Stock or the Company's other securities or take any other action permitted by law with respect to the Company or any of its securities.

            Dolphin may also offer proposals from time to time to the senior management of the Company or the Company's board with regard to ways to enhance shareholder value. On November 14, 2003, Mr. Donald Netter, Senior Managing Director of Dolphin, sent a letter to the board proposing that the Company institute a quarterly common cash dividend. In this letter, Dolphin said,

            `We have been keenly watching the progress of the Company over the past five months. Given the enhanced capital structure and cost cutting initiatives disclosed by the Company, we believe that it is now appropriate to institute a quarterly common cash dividend to share some of the returns directly with shareholders. Further, as I'm sure you are aware, there are many investors who cannot invest in the common stock of companies that do not pay a cash dividend. Given the favorable tax treatment afforded cash dividends, we believe it's an opportune time for the board to take this action and believe that it will be well received. Shareholders look forward to hearing from you on this matter.'"

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Items 5(a) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety by the following:

            "(a) Dolphin beneficially owns an aggregate of 921,700 shares of Common Stock, representing approximately 6.9% of the issued and outstanding shares of Common Stock of the Company."1

            "(c) Except as set forth on Schedule II hereto, Dolphin has not effected any transactions in the Common Stock during the past 60 days. All transactions in the shares were effected on the New York Stock Exchange unless otherwise noted. Transactions in the options were effected on the American Stock Exchange."





-------------------
1 Percentage based upon 13,412,118 shares of Common Stock reported outstanding as of September 8, 2003 in the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2003.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 14, 2003


                                       DOLPHIN LIMITED PARTNERSHIP I, L.P.



                                        by DOLPHIN ASSOCIATES LLC, its general
                                          partner,

                                             by DOLPHIN HOLDINGS CORP.,
                                             its managing member,



                                                by: /s/ Donald T. Netter
                                                   ------------------------
                                                Name: Donald T. Netter

                                   SCHEDULE II
                                   -----------

Transactions in shares of Common Stock by Dolphin Limited Partnership I, L.P.


     Date          Number of Shares Bought / (Sold)      Price Per Share(2)
     ----          --------------------------------      ----------------

    09/19/03(3)                (4,000)                          10.9595
    09/24/03                   (9,400)                          11.0274
    10/03/03                  (10,000)                          10.9928
    10/07/03                   (5,000)                          11.0875
    10/08/03                   (5,000)                          11.1875
    10/09/03                    4,000                           10.9089
    10/10/03                   (4,000)                          11.0875
    10/13/03                  (19,900)                          11.3372
    10/16/03                  (20,100)                          11.5368
    10/20/03(3)                (1,000)                          10.9495
    10/20/03                   (5,000)                          11.6875
    10/22/03(3)                (1,000)                          10.9495
    10/22/03                  (25,000)                          11.9875
    11/07/03                  (24,000)                          14.1700
    11/13/03                  (23,000)                         $14.2100
    11/13/03                   (2,600)                         $14.3600
    11/13/03                     (300)                         $14.3700
    11/13/03                   (1,000)                         $14.4100
    11/13/03                     (600)                         $14.4500
    11/13/03                     (100)                         $14.4600
    11/13/03                     (400)                         $14.5100
    11/13/03                     (200)                         $14.5200
    11/13/03                     (100)                         $14.5300
    11/13/03                     (200)                         $14.5600
    11/13/03                     (500)                         $14.6100
    11/13/03                  (33,000)                         $14.2100
    11/13/03                     (400)                         $14.5375
    11/13/03                     (400)                         $14.4875
    11/13/03                     (500)                         $14.3375
    11/13/03                     (500)                         $14.3375
    11/13/03                     (600)                         $14.3075
    11/13/03                     (400)                         $14.3375
    11/13/03                     (500)                         $14.3775
    11/13/03                     (500)                         $14.3775
    11/13/03                     (500)                         $14.3775


-----------------------
2 Net of commissions.
3 Shares sold vs. option assigments.

      Date          Number of Shares Bought / (Sold)    Price Per Share(4)
      ----          --------------------------------    ------------------

    11/13/03                     (500)                         $14.3775
    11/13/03                     (400)                         $14.3375
    11/13/03                   (2,000)                         $14.3475
    11/13/03                   (1,000)                         $14.3475
    11/13/03                     (200)                         $14.3375
    11/13/03                   (1,800)                         $14.3375
    11/13/03                     (500)                         $14.2875
    11/13/03                     (500)                         $14.2875
    11/13/03                     (500)                         $14.3175
    11/13/03                   (1,000)                         $14.3275
    11/13/03                   (1,000)                         $14.3075
    11/13/03                   (1,000)                         $14.2375
    11/13/03                   (1,000)                         $14.2775
    11/13/03                     (500)                         $14.2375
    11/13/03                     (500)                         $14.2475
    11/13/03                   (1,200)                         $14.2375
    11/13/03                     (100)                         $14.2375
    11/13/03                   (1,000)                         $14.2375
    11/13/03                   (1,000)                         $14.2675
    11/13/03                     (500)                         $14.2575
    11/13/03                   (1,000)                         $14.2875
    11/13/03                   (1,000)                         $14.3375
    11/13/03                     (500)                         $14.3175
    11/13/03                     (900)                         $14.3075
    11/13/03                     (600)                         $14.2875
    11/13/03                     (300)                         $14.3075
    11/13/03                     (500)                         $14.3575
    11/13/03                     (500)                         $14.3575
    11/13/03                     (500)                         $14.3675
    11/13/03                     (500)                         $14.3575
    11/13/03                     (500)                         $14.3675
    11/13/03                     (500)                         $14.3675
    11/13/03                     (200)                         $14.3475
    11/13/03                     (400)                         $14.3475
    11/13/03                     (400)                         $14.3375
    11/13/03                     (900)                         $14.3475
    11/13/03                   (1,600)                         $14.3475
    11/13/03                   (1,600)                         $14.3475
    11/13/03                   (1,900)                         $14.3475
    11/13/03                   (1,000)                         $14.3575
    11/13/03                   (1,000)                         $14.3575
    11/13/03                   (1,000)                         $14.3475

------------------
4 Net of commissions.

      Date          Number of Shares Bought / (Sold)    Price Per Share(5)
      ----          --------------------------------    ----------------

    11/13/03                   (1,000)                         $14.3575
    11/13/03                   (1,000)                         $14.3575
    11/13/03                   (1,000)                         $14.3575
    11/13/03                   (2,200)                         $14.3375
    11/13/03                     (400)                         $14.3375
    11/13/03                     (400)                         $14.3375
    11/13/03                     (400)                         $14.3375
    11/13/03                     (400)                         $14.3375
    11/13/03                     (300)                         $14.3375
    11/13/03                     (300)                         $14.3075
    11/13/03                     (400)                         $14.3075
    11/13/03                     (400)                         $14.3075
    11/13/03                     (500)                         $14.3075
    11/13/03                     (500)                         $14.3075
    11/13/03                     (500)                         $14.3075
    11/13/03                     (500)                         $14.3075
    11/13/03                     (400)                         $14.3075
    11/14/03                   (1,000)                         $14.2600
    11/14/03                   (1,000)                         $14.2800
    11/14/03                   (1,000)                         $14.2900
    11/14/03                     (500)                         $14.3475
    11/14/03                     (300)                         $14.2975
    11/14/03                     (500)                         $14.2975
    11/14/03                     (500)                         $14.2975
    11/14/03                     (600)                         $14.2775
    11/14/03                     (200)                         $14.2775
    11/14/03                     (200)                         $14.2675
    11/14/03                     (800)                         $14.2375
    11/14/03                     (500)                         $14.2175
    11/14/03                     (400)                         $14.1675
    11/14/03                     (300)                         $14.1075
    11/14/03                     (400)                         $14.1275
    11/14/03                     (400)                         $14.1275
    11/14/03                     (500)                         $14.1275
    11/14/03                     (600)                         $14.1275
    11/14/03                     (200)                         $14.1275
    11/14/03                   (6,400)                         $13.9888
    11/14/03                   (1,100)                         $14.0175
    11/14/03                     (500)                         $14.0075
    11/14/03                   (1,000)                         $14.0075
    11/14/03                   (1,000)                         $14.0075
    11/14/03                     (500)                         $14.0075


-----------------
5 Net of commissions.

Transactions in American Stock Exchange traded options:


      Date       Number of Options (Sold) Purchased(6)  Price Per Share(7)
      ----       -----------------------------------    ----------------
    09/16/03                      (80)                         $.995
    09/17/03                      (40)                         $1.02
    11/07/03                      240                          $4.32


---------------------
6 Options (sold) or purchased to close out options previously written. Options in 100's of shares.
7 Net of commissions.